Exhibit 12

LYONDELLBASELL INDUSTRIES N.V.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
		For the Year Ended			For the Year Ended
Millions of dollars, except ratio data	Three Months Ended March 31, 2012	December 31, 2011	May 1 through December 31 2010	January 1 through April 30, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Income (loss) from continuing operations before income taxes	$901	$3,188	$1,686	$7,191	$(4,283)	$(8,191)	$940
Deduct income (loss) from equity investments	46	216	86	84	(181)	38	162
Add distributions of earnings from equity investments	14	206	34	18	26	98	148

Earnings adjusted for equity investments	869	3,178	1,634	7,125	(4,076)	(8,131)	926

Fixed charges:
Interest expense, gross	99	1,044	545	713	1,795	2,476	353
Portion of rentals representative of interest	24	96	56	35	104	183	24

Total fixed charges before capitalized interest	123	1,140	601	748	1,899	2,659	377
Capitalized interest	5	8	2	4	35	13	3

Total fixed charges including capitalized interest	128	1,148	603	752	1,934	2,672	380

Earnings before fixed charges	$997	$4,326	$2,237	$7,877	$(2,142)	$(5,459)	$1,306

Ratio of earnings to fixed charges (a)	7.79	3.77	3.71	10.47	—	—	3.44

(a)	For the years 2009 and 2008, earnings were insufficient to cover fixed charges by $4,076 million and $8,131 million, respectively.